EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2012 Results

2012 Revenue Up 33% Over 2011; Year End Backlog at $60 Million

MISSISSAUGA, Ontario, March 8, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported fourth quarter and full year 2012 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"We exited 2012 well positioned for future growth in 2013 and subsequent years," said Daryl Wilson, President and Chief Executive Officer. "We ended December with $16.8 million in cash, and our backlog stood at approximately $60 million – up 106% over 2011. This growth reflects firm commitments including our recently-won Power Systems order, worth up to $90 million, combined with ongoing demand within our OnSite Generation business. We also announced several milestones in the fourth quarter including orders from CommScope, our partner in backup energy applications for the telecommunications market, as well as the delivery of a two megawatt 'Power-to-Gas' energy storage system to E.ON, one of the world's largest power and gas companies. Expanding demand and our current backlog give us confidence for continued performance improvement in 2013 and beyond."

Highlights for the Quarter Ended December 31, 2012 (compared to the quarter ended December 31, 2011, unless otherwise noted)

  The Company secured $8.5 million of orders for renewable energy storage, hydrogen fueling, industrial gas and fuel cell applications, driving order backlog to $60 million, an increase of 106% over the previous year. Increased order bookings were driven by the award of a Power Systems contract for integrated power propulsion systems as well as the Company's first significant order for delivery of HyPM™ XR Series fuel cell backup power modules from CommScope, Inc.

  Order backlog movement during the fourth quarter (in $ millions) was as follows:
	Sept. 30, 2012 Backlog	Orders Received	Orders Delivered	Dec. 31, 2012 Backlog

OnSite Generation	$ 22.7	$ 3.5	$ 7.3	$ 18.9
Power Systems	38.7	5.0	2.6	41.1
Total	$ 61.4	$ 8.5	$ 9.9	$ 60.0
  Exited the fourth quarter with $16.8 million of cash and restricted cash, reflecting increases of $7.5 million and $6.8 million, respectively, compared with September 30, 2012 and December 31, 2011.

  Revenue for the fourth quarter increased 30% to $9.9 million, reflecting increased revenue in the Company's Power Systems business unit as a result of initial revenue on the contract for integrated power propulsion systems.

  Gross profit was $1.3 million, or 13.2% of revenue, a decrease of 13.9 percentage points, primarily reflecting strategic pricing – accelerating the demonstration phase within a new market. Hydrogenics may use this strategy when the Company's technology finds a fit in certain key growth markets – whether they be geographically or application based – if it is believe that the adoption by a lead company will materially move the market in Hydrogenics' favor. Also contributing to the gross margin decrease was the effect of price increases on key supplier components in the Company's OnSite Generation business.  Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels.

  Cash Operating Costs1 were $3.5 million, a increase of 8%, resulting from a net increase in research and product development expenses offset by a reduction of $1.0 million in selling, general and administration costs.

Highlights for the Year Ended December 31, 2012 (compared to the year ended December 31, 2011, unless otherwise noted)

  The Company secured $62.7 million of orders for renewable energy storage, hydrogen fueling, industrial gas and fuel cell applications, driving order backlog to $60 million – an increase of 106% over the previous year. Increased order bookings were driven by the award of a Power Systems contract for integrated power propulsion systems as well as the Company's first significant order for delivery of HyPM™ XR Series fuel cell backup power modules from CommScope, Inc.
	Dec. 31, 2011 Backlog	Orders Received	Orders Delivered	Dec. 31, 2012 Backlog

OnSite Generation	$27.2	$19.2	$27.5	$18.9
Power Systems	1.9	43.5	4.3	41.1
Total	$29.1	$62.7	$31.8	$60.0
  Revenue was $31.8 million, an increase of 33% over 2011, primarily reflecting increased sales and fulfillment of 2011 backlog in the Company's OnSite Generation business unit. This revenue growth reflected higher demand in fueling and renewable energy markets. The overall increase was also driven by stronger revenue in the Company's Power Systems business unit, primarily due to the award of a contract for integrated power propulsion systems. These growth factors were partially offset by a weakening of the Euro relative to the US dollar.

  Gross profit was $5.2 million, or 16.4% of revenue, a 6.6 percentage point decrease, primarily reflecting the effect of pricing increases on key supplier components in the Company's OnSite Generation business as well as other factors as noted in the fourth quarter. Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels.

  Cash operating costs1 were $15.2 million, versus $12.3 million last year, with costs as a percent of revenue falling 4%. The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance.

  Hydrogenics' Adjusted EBITDA2 loss was $11.2 million versus $8.2 million last year, reflecting: (i) the above-noted increase in cash operating costs of $2.9 million; (ii) a $0.1 million increase associated with the Company's deferred compensation plans, which are indexed to the share price; (iii) a $0.2 million decrease in gross profit; partially offset by (iv) a $0.2 million decrease in stock-based compensation. The Adjusted EBITDA loss as a percent of sales increased slightly year-over-year.

  The Company's improved 2012 financial performance resulted in the removal of the going concern paragraph in Hydrogenics' audited annual financial statements.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Company and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses adjusted EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EST on March 8, 2013 to review the fourth quarter and 2012 results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Company's website at www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the Company's website www.hydrogenics.com approximately two hours following the call.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$13,020	$7,785
Restricted cash	3,039	1,861
Trade and other receivables	5,615	4,151
Grants receivable	16	126
Inventories	12,213	9,315
Prepaid expenses	915	626
	34,818	23,864
Non-current assets
Restricted cash	743	314
Property, plant and equipment	1,399	1,790
Intangible assets	107	152
Goodwill	5,021	4,941
	7,270	7,197
Total assets	$42,088	$31,061
Liabilities
Current liabilities
Trade and other payables	$11,946	$9,986
Provisions	1,252	1,312
Unearned revenue	11,597	5,061
Warrants	1,545	1,525
	26,340	17,884
Non-current liabilities
Other non-current liabilities	2,384	1,979
Non-current provisions	556	342
Non-current deferred revenue	8,576	83
Total liabilities	37,856	20,288
Equity
Share capital	323,513	318,016
Contributed surplus	17,995	17,480
Accumulated other comprehensive loss	(758)	(884)
Deficit	(336,518)	(323,839)
Total equity	4,232	10,773
Total equity and liabilities	$42,088	$31,061

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three Months Ended December 31		Year ended December 31
	2012	2011	2012	2011
Revenues	$9,926	$7,632	$31,806	$23,832
Cost of sales	8,616	5,561	26,561	18,344
Gross profit	1,310	2,071	5,245	5,488

Operating expenses
Selling, general and administrative expenses	3,115	3,903	12,751	11,740
Research and product development expenses	1,041	(284)	4,606	2,934
Other losses	7	41	(5)	92
	4,163	3,660	17,352	14,766
Loss from operations	(2,853)	(1,589)	(12,107)	(9,278)

Finance income (expenses)
Interest income	14	16	26	41
Interest expense	(88)	(60)	(329)	(212)
Foreign currency gains	381	30	755	304
Foreign currency losses	(27)	--	(586)	(311)
Other finance (losses) gains, net	(706)	421	(438)	(332)
Finance income (loss), net	(426)	407	(572)	(510)

Loss before income taxes	(3,279)	(1,182)	(12,679)	(9,788)
Income tax expense	--	--	--	--
Net loss for the period	(3,279)	(1,182)	(12,679)	(9,788)

Exchange differences on translating foreign operations	227	(257)	126	(179)
Comprehensive loss for the period	$ (3,052)	$ (1,439)	$ (12,553)	$ (9,967)

Net loss per share
Basic and diluted	$ (0.42)	$ (0.18)	$ (1.72)	$ (1.58)

Weighted average number of common shares outstanding	7,724,427	6,605,491	7,371,908	6,180,048

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (3,279)	$ (1,182)	$ (12,679)	$ (9,788)
(Increase) decrease in restricted cash	(424)	543	(1,607)	(1,067)
Items not affecting cash:
Loss on disposal of assets	7	35	7	42
Amortization and depreciation	197	232	870	950
Other finance losses (gains), net	706	(421)	438	332
Unrealized foreign exchange gains	(148)	274	(257)	570
Stock-based compensation	36	104	530	749
Government grant revenue	(155)	(913)	(981)	(913)
Accreted non-cash interest	84	46	288	180
Net change in non-cash working capital	9,904	1,445	12,328	4,544
Cash used in operating activities	6,928	163	(1,063)	(4,401)

Investing activities
Proceeds from disposal of property, plant and equipment	26	--	26	10
Purchase of property, plant and equipment	--	(22)	(424)	(897)
Purchase of intangible assets	(54)	(79)	(2)	(22)
Cash provided by (used in) investing activities	(28)	(101)	(400)	(909)

Financing activities
Repayment of post-retirement benefit liability	(23)	(23)	(100)	(101)
Repayment of repayable government contributions	(84)	(37)	(308)	(269)
Proceeds of borrowings	265	1,390	1,621	1,390
Proceeds from operating borrowings	--	--	1,182	--
Repayment of operating borrowings	(514)	--	(1,182)	--
Common shares and warrants issued and exercised, net of issuance costs	327	4	5,178	4,555
Cash provided by (used in) financing activities	(29)	1,334	6,391	5,575

Effect of exchange rate fluctuations on cash and cash equivalents held	228	(117)	307	(361)

Increase (decrease) in cash and cash equivalents during the period	7,099	1,279	5,235	(96)
Cash and cash equivalents - Beginning of period	5,921	6,506	7,785	7,881
Cash and cash equivalents - End of period	$13,020	$7,785	$13,020	$7,785
CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com